Filed by A Paradise Acquisition Corp. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: A Paradise Acquisition Corp. (File No. 001-42769)
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Video Title: Maximilian Martin on The Enhanced Games, Where Banned Substances Are the Point
Video URL: https://open.spotify.com/episode/1BzT25jsdFqKxrle4mStjz
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[00:02] Hello and welcome to another SPAC Insider Podcast. We bring an independent eye in interviewing the targets of SPAC transactions and other SPAC partners. The Winter Olympics and the World Cup are not the only international competitions kicking off this year. The Enhanced Games is gearing up for a May debut as well, with the injection of some SPAC cash and potentially some other performance enhancing substances.
[00:24] I'm Nick Clayton and this week I speak with Maximilian Martin, CEO and co-founder of The Enhanced Games. It announced a $1.3 billion combination with A Paradise Acquisition Corp in November. Max explains why he has endeavored to create this new competition, where athletes may use banned but otherwise legal substances to up their game. And how the company plans to parlay this event into a broader consumer business.
[00:47] How do you get athletes to walk away from their existing careers for this experimental idea? And what kind of precedent is there for suchta venture? Take a listen. [&jfmusic &j So, you<know, I'd love just to start withc &j So your background, Max. What was your path like from Morgan Stanley to Bitfields and to eventually the enhanced games? And how did the idea for this really take shape?
[01:13] It's a great question. So I originally started my career in London in investment banking as just a basic best training to start my career in. And I was very lucky to be working in an excellent team in the tech space for a couple of years, which was really the foundation of my drive to work with, you know, exciting companies in high growth stages.
[01:31] And then we started Bitfield after I left Mong Stanley. And Bitfield I started together with also the co-founder of the Enhanced Games, who is Christian Angermeier. And Christian I actually met for the first time when I was 18 years old in university. I had my first startup there, got introduced to him as a potential investor. He didn't end up investing, but he became kind of a mentor
[01:52] instead. And so we stayed in touch throughout the years. And after Mung Stanley, Christian and I got together to fund and operate Bitfield. And so Bitfield was was a really exciting business. It was in a Bitcoin mining space, we launched it in the middle of COVID. And scaled it very quickly to quite a representable size where we had data centers across North America, Europe, etc, to
[02:15] being acquired in late 2021 by our data center partner who built the data centers for us and operated the equipment in there. And after staying there throughout the acquisition and making sure that the company is fully integrated, I actually left them in 2023 to work with Christian on other new projects again. And that's when we started with Enhanced. We were originally 3 founders, so Christian, myself, and then Australian entrepreneur Aaron DeSouza.
[02:41] And Aaron had the original idea to found Enhanced Games. He was very excited about a lot of potential and how you could revolutionize sports by letting science be an integral part of it. And so you might know that in traditional sports, you have those banned substances regulations, right? And so many substances that are banned are actually clinically well known substances that doctors
[03:02] prescribe to patients every single day and for some reason we're not letting athletes take advantage of those substances whereas every other industry, think about top executives on Wall

Street etc, people are openly taking those enhancements to help them become the best they can possibly be. And then in the field of athletics, where it actually matters the most, we don't allow athletes to do so. So that was really the instigating way to
[03:25] say, what we're taking advantage of every day in other industries, we should let athletes take advantage of as well. And the second biggest thing is that if you look at other traditional sports, say in football, basketball, etc, athletes are getting compensated extremely well. Now in athletics, that unfortunately is not the case. And so as a privately run organization for profit, we just know that we can run an organization in a way
[03:48] that the athletes get compensated much much better than their status quo. And so bringing these 2 things together and making science be an integral part of sports, but then also compensating those athletes very very well, was really like the launching pad on which Enhanced was built. Yeah, and you know, I mean, to me, just the idea of creating a completely new international competition just seems really daunting, you know,
[04:10] especially when the ones you're perhaps most analogous to in terms of the Enhanced games is the Olympics, And that's the oldest. So they didn't need a business model back then, I guess, with the first ones. And so just in were there other competition rollouts that you studied as a part of this in terms of figuring out how you get to this point where you are now? That's a very good question.
[04:28] So we obviously enhancements the way that we look at it are relevant, not just to athletics, but to literally any sport. Could they be similarly a part of football? Yes. Basketball? Yes. Tennis? Yes. Literally any sport could benefit from this. And this is also what we're trying to achieve in the long run. But in terms of where did we see a lot of disruption potential is particularly
[04:50] in the sports of athletics. The athletes are rock stars, if you look at them, the way that they perform, there's very like a, only a handful of people that can perform at the really highest level, actually much fewer people, and also the percentage of people that do that sport than in many others. And so that was really exciting. I think it is also for us, why did
[05:10] we choose those events? We have individual events that are all objectively measured when it comes to performance. So really that allows us to showcase the benefit of enhancements in sports on those individuals, because you don't have a lot of strategy involved from team play, for example, you don't have judges involved that need to score, but it's really data that is observable. So it was just a natural, a very good fit.
[05:35] And then for those sports, comparing it as well to other sports, like, say, for example, baseball, where players have more than 150 games a season, the athletes and athletics get the opportunity to shine once every 4 years. And those sports are not as popular, but just because I think not because the sports themselves are not as interesting, but more because we don't give those sports the proper screen time they deserve.
[05:58] And so this is a kind of a mixture of many different things that we think the enhanced games are going to be or will be at the enhanced games very different. And we think that's going to be a format that the people will find exciting that the people will want to watch over and over again. And the athletes, the backbone on which we're able to build out of this are
[06:15] super excited about these new changes to the format that we're bringing. Yeah, and you know, I mean, it seems like there's certainly a variety of different competitions for these sorts of athletics that you've discussed. You know, you also see, you know, we've had seen sports leagues sort of come and go. When you're looking at kind of starting a new competition like this now in 2026,
[06:32] what were some of the kind of the big things you focused on in terms of how to make this successful, how to get it traction with with the public and draw eyeballs to it, all that kind of stuff? No, great question. I think, as you say, right, starting new sporting leagues is very rarely very successful. But the way that we approached it is really building it like
[06:50] a startup, making sure what are the key factors, the key value levers that we need to hit in order to be successful. Taking it really also step by step. I think if you think about revolutionizing sports, the opportunities are countless, but really trying for us to nail it down to the things that truly matter, and then focus with the operation on making those things work. And if I think about, you know,
[07:13] a lot of different things come to play. And 1 thing that's consistently in the establishment of new sporting leagues has shown itself to be an issue is the financing part of it. So 1 thing that we had a mantra about is literally just spending dollars that we know we have. And so in terms of finding the right investors that understand the long term potential of what we're pursuing was really essential for
[07:36] us. And having the ability to then scale as we grow as an organization as well. That makes sense. And then truly finding, you know, ambassadors in all different areas to help us make this a success. Building Enhanced is more than just the people that work here every single day. It's about the athletes, it's about the scientists, it's about the medical doctors, it's about our operational partners like Van Wagner.
[07:58] Van Wagner is the operational partner that is going to actually build and produce the enhanced games. And Van Wagner is like the top firm in the US for producing sporting events. They've produced more than the last 40 consecutive Super Bowls. And so really the ecosystem of people that work together every single day on making the enhanced games a success is what needed to be in place for us to
[08:20] be able to pull this off. Yeah. And, you know, as you're starting, it's interesting to me in terms of, you know, you think about trying to, you know, you have to create a media event, therefore, there has to be, you know, buzz and social media excitement about it. And I find it interesting the way that you've mentioned ambassadors, I guess you have this advantage in the sense that you have drawn some
[08:39] athletes to the competition itself that are themselves have large social media presences. Like how have you kind of strategized around on bringing all of us together so far? Great point, right? We live and breathe through our athletes and their audiences are our audience and vice versa. Same with like other partners that we have. But with the athletes In particular, it was in the beginning very proactive.
[09:03] 2 and a half years ago when we just started, almost 3 years ago when we started, it was very difficult to get people to listen to you. People were very preset in their opinions. Legacy was a huge thing. And you mentioned earlier, like the main comp that we have, people see them as really the, you know, like a rock in the water that's unmovable.
[09:25] And so getting people to listen and approach sports with a new mindset and thinking about it differently than past few decades was very challenging. So as we reached out to athletes, many were not interested in speaking to us in the beginning. And we really had to deliver step by step by step for more athletes to get excited about this and listen to us.
[09:44] I think a true turning point was for us actually to the day today, 1 year ago, when Christian Golomiev as the first enhanced athlete, openly enhanced athlete broke a world record. There was a record in 53 in the pool, which stood for 16 years. And once we started talking about this, once we produced a documentary around it that was talking about everything in the lead up and the attempts for him to
[10:08] break the world record, people noticed that Christian was healthier than he's ever been. Christian was fitter than any other human being on this planet today and ever in the past. And so seeing that actually, enhancements on the right clinical and medical supervision, not just obviously have a great impact on your performance, but really on your health, was something I think that opened a lot of people's minds.
[10:31] The people also saw that we came through on our promise to Christian to pay him 1000000 dollars for breaking that world record as prize money. And that I think, for a lot of athletes was very eye opening for them to say, okay, you know, we've now seen firsthand the benefits of enhancements, how enhanced as an organisation is creating value for athletes beyond just the enhancements, beyond the pay,
[10:55] but really when it comes to coaching. So for example, our swim coach is Brett Hawke. He's a he's Australian Olympian, excellent swimmer, but truly the best coach to ever do it in swimming. He not just coach Christian, but also the 2 previous world record holders before him. And so like, we're not just creating the opportunity for athletes to take enhancements and be compensated well, but really an ecosystem of so much support
[11:18] that is very appealing to athletes that not a lot of athletes know in the field of athletics. If you look into other sports, basketball, for example, it's like standard there. But for those sports, this is really revolutionizing. And so We're investing a ton of money into other enhancements. Let's call it like that. As for example, you know, the best training camps, athletes get their meals prepared.
[11:38] They have physio, they have psychological support when it comes to, you know, sports psychology, therapists if they need them, et cetera, et cetera, to just make sure that they can only focus on what they love and do best, which is their sport. Yeah. And I want to get into your deeper and kind of longer term vision for the company. But it does very much seem like in a lot of ways,
[11:57] you know, the inaugural enhanced games themselves in May are kind of the kickoff for for a lot of this. And so I don't want to blow past that as well. You know, just how are preparations going for that? And, you know, what are some of the latest updates you've been able to announce in terms of, you know, in the lead up to all of that?
[12:11] Yeah, so the prep is on fire, right? People are working day and night on making these games 1 of the most exciting sporting event of the year. You might have seen the rendering of our competition complex that we're building in Vegas. We didn't start that yet. It's actually to my own surprise, only going to take 4 weeks to build everything. We are working as I said with Ben Wagner for
[12:31] them it's going to be 1 of the smaller events that they're actually going to be producing. But like everything is on the way. Late April we'll start breaking ground to make sure that the complex is ready in time for the games. Beyond that, the athletes are currently all based in Abu Dhabi. We have them located at a five-star resort called Earth, which is a sports and
[12:49] wellness complex with a 400 meter track, a 50 meter pool. We have actually built out there our own custom weightlifting area for the athletes to have everything that they need. And so they're living in training there at the moment, prepping for the games. Athletes today actually received their, we have tailor made super suits for them. The suits that you might remember from swimming in in 08 and 09.
[13:10] We are bringing them back. We have the athletes today, for the first time swimming in their proper suits. They're all tailor made for each individual athlete. And then from a team perspective, or from an entertainment side, people are getting excited, people are excited about to come. We're actually not selling tickets. All of the tickets are given away for free. We have now in final stages,
[13:28] we're gonna announce that soon, 2 musical acts that are gonna happen at the games as well, and a lot of ancillary stuff around it. So it's going very well, I'm very confident in our ability to really deliver great games, and for the people at home also to be able to perceive a really exciting broadcast. And as I said, the event itself is going to be small.
[13:46] It's only going to be 2 and a half thousand people that are going to be there live. And why did we decide on only such a small live audience? Because independent, if it's 2 and a half thousand people or if it's 100000 people, 99 percent of people will still watch it on the screen somewhere at home. So What we've optimized the games and the competition complex for is actual the viewing
[14:05] experience at home to create like the most exciting 1. And that allowed us with a smaller scale in life to actually completely reimagine the competition complex to a complex that no one's ever seen like this before, where you see track swimming and weightlifting in 1 central arena with the people surrounding it. And that's going to really have such a big impact on the way that we're
[14:26] able to broadcast it as well. Yeah. And, you know, it sounds like it's going to be quite the event. I mean, I'm sure you've also seen, you know, I mean, it's been a run up to all of this has been, you know, it's taken some convincing to various stakeholders and things like that. I'm sure you've seen people, you know, various outlets describe this as the steroid Olympics.
[14:41] But I bet you're now, you know, you've gotten used to telling the story. And what do you find to be kind of the strongest arguments in terms of explaining the science behind all of this and how it's not so simple like that? Yeah, I think that the quickest and laziest ways to depict us is by steroid Olympics or doping Olympics. I think it's The reason why I say lazy is because
[15:01] people are not looking what's actually happening. People are seeing that athletes are allowed to utilize certain substances that are not allowed to use in other competitions. That doesn't necessarily mean that people are juicing themselves up with steroids to levels that we would see from other sports like bodybuilding, right? What we are actually doing is very, very targeted personalized precision medicine with athletes to get them to the best that
[15:25] they can possibly be. If I think about the enhancement protocol of certain athletes, it's actually the biggest benefits of those are in the recovery and injury prevention space. Performance, obviously benefits a ton from that, but it's not about excessive muscle growth. If you just think about lining up a bodybuilders to run the 100 meters, maybe it's fun to watch, but you're not seeing any like athletically stellar performance there.
[15:47] Nothing against that, but it's just not their sport, right? And so there's a tipping point where too much is not beneficial anymore. And so really the biggest benefits of the athletes is in a recovery space. So that athletes, instead of doing 6 training sessions per week, some of our athletes can do now 14. And that's what's exciting on a Saturday morning to feel like
[16:06] after an intense training week, you feel like you just came back from 2 days of rest is something that's truly extraordinary. And also, in the injury prevention space, Athleticism at that level, when you work with athletes like we do, we have Olympic champions, world champions, world record holders, doing sport on that level is not healthy. Like it's extremely taxing on the body to be performing at that level.
[16:29] With enhancements, you can take a lot of that tax away and make your body much more resilient to that extreme training over time. And so it really has a ton of longevity benefits for the athletes to be enhanced as well. And then on the doping front, doping is cheating. People do not care when they talk about doping what the underlying substance is. They care about the fact whether it's
[16:49] banned or not. And so what I, for example, might be able to take this year, I couldn't take last year because that banned substances list breathes every single year. It's roughly 4, 000 substances and it changes over time. Just like 2 examples, my favorite ones, creatine today. Or I can start with creatine in the 90s when it first became popular. People were depicting it as the devil's

[17:11] drug that is super dangerous, no 1 should be touching it. Today, athletes take it, everyone is recommended to take 3-5 grams a day for cognitive function even. Many creatine providers have switched from muscle growth to cognitive enhancement for creatine already. And there's even scenarios where we give children 10 grams of creatine a day to help them with brain growth. That is just what happened for 1 specific substance
[17:35] over the span of a couple of decades. In the early 2000s still, if you drank 4 cups of espresso and you got tested right after a race, you would have been considered doping because of increased caffeine levels. Today, we don't have that rule anymore, thank God. And athletes, what they do is they jog Red Bull to really caffeinate themselves a lot to be better performing in the games.
[17:58] And so doping itself is a very, very wrong terminology for what we do, because we changed the rule set. We changed the rules so that the athletes do not need to cheat anymore. And reason being is that so many athletes in today's world also like 1 thing that we didn't touch upon earlier, but it's very important is that even though we have banned substances list, people are still cheating left, right and
[18:19] center in every sport. They always have, they always will, because they always want to try to get that extra competitive edge. There's actually a ton of research that suggests that between a third and half of the people that are performing at the elite athletes are actually cheating, but only 1% of those people gets caught. And so how are they able to do that? By taking newly developed drugs that
[18:37] are not well researched and taking additional drugs on top of that to hide what they're taking in the first place. De facto, massively putting their health at risk and get it to get away with it. That's what the real doping is. And the problem is, and so by us taking away the parameters of saying these are the bad substances and creating an environment where athletes can choose to enhance under
[18:58] the highest clinical and medical supervision, we actually make it extremely safe for athletes. And so that's really why changing the rules is so important. Every athlete that chooses to enhance is also required from us to resign from traditional sports first, so that there is no back and forth, no cheating facilitated. And that's really why, why these, these 2 stigmas, I really just picked them for
[19:21] people that think lazy about this, and don't try to understand what this is really about and peel the onion back a couple of layers. Because if you do, I think you quickly realize that steroid Olympics and doping Olympics is far, far off from what we're doing. And so when it comes to the enhanced games, like what is the list that you guys have?
[19:39] I mean, is it anything goes or are there still certain things that are allowed and not allowed? No, it's a strong question. And there is a clear delineation of what is allowed, what is not. Athletes by taking away the banned substances regulations that we know are now allowed to do what is allowed under the law. So this means that athletes can take only clinically approved substances that are in the
[20:00] case of the US FDA approved. What that does mean as well is that peptides for example, which are unregulated substances, athletes are not allowed to take. We are really focused with showcasing right now that with everything that we have at hand already, that doctors prescribe to patients every single day, that we know is very safe to consume, and we know the upsides, we know the associated potential risks that
[20:23] comes with taking those substances, that athletes are only taking what is an approved substance. So when you then think about, for example, unapproved substances like peptides or even like scheduled substances like cocaine, those are not allowed. So there still are limits to what the athletes can and cannot do. It's not a drug free for all that is unsupervised and just do whatever you want and like, see what happens.

[20:45] No, everything is scientifically and medically monitored, 100% optimized to every individual there is to make them in the safest way possible, the best they can possibly be. Yeah, I mean, you just touched upon another question I had, which is just, you know, given that these are, You have a lot of world class athletes involved in these first games. Are you concerned in terms of long term about keeping athletes involved,
[21:07] given that, you know, if they still have some of the things in their system that they're using for the enhanced games that, you know, may put them in violation of competing in other competitions? For the athletes that we have today, I think they've made a clean cut. I think for most of the athletes that we have on the roster today, they have been extremely successful on the highest international stages, won tons
[21:28] of medals, championships, etc. And they see this as a second step in their career. And they said goodbye to the first 1. They will always have the legacy that they've built from their first part of their career. And now they're looking at a different environment under different rules where they've made a clean cut. What I would love is for the athletes that don't choose to enhance to be
[21:48] able to go back and forth. Because the enhanced games do not require anyone to enhance. It is truly just about giving the people, based on the data we see a lot of people are doing it, the environment where they can do it safely. Now, for the ones that don't choose to do it, they could stay in the regular testing pools of their other federations. They should be able, in my opinion, to
[22:08] go back and forth. They still compete with the enhanced athletes for the same prize money. They still get paid appearance fees. We still like can provide a ton of other benefits, coaching, nutritional support, PTS, medical coverage, healthcare, healthcare, by the way, is not a standard thing, like in athletics, they can still benefit from so many other things that we can provide to them, while not violating any of the other rules that
[22:30] exist in other sporting competitions where they could compete. So I would love for those just see them go back and forth. But for the athletes that choose to enhance, we make a clean, like the ones that we have already, they've made this clean cut, we also require them to retire. And then I don't think that any 1 of those is even if, you know, it might be possible to come out of
[22:51] retirement. If you want to come out of retirement, you need to be in a testing pool for 6 months, not test positive, and then you can come back. But I think for the ones that choose to enhance, they really see this as their path forward and their career going forward from here. Now, it's really interesting. I mean, I think it maybe partially answers my next question,
[23:06] but I'll ask it anyway, because I just find it interesting. Just philosophically, I mean, given that you're kind of blazing a trail with this, would you see it as a sign of success if the enhanced games and your own popularity forces other professional competitions to rethink their approach to performance enhancing substances, or would you rather just keep a monopoly on it for yourself?
[23:27] Absolutely, would love to see that happening. Huge supporter of it, because enhancements are relevant for anyone, whether you're an executive or whether you're a office worker like myself, or whether you're an elite athlete, enhancements can really help you become the best that you can possibly be. And so why should we not and the way that we approach things, so there will be testing at Enhanced, just different testing.
[23:51] So instead of doing punitive drug testing, what we're doing is medical screenings that are focused on finding out whether the athlete is healthy and safe to compete. And so that is also something that is not standard amongst many sports, which is why, for example, you see on the highest levels, still people breaking down after races because they have COVID and they actually run a 200 meter final, which they not

[24:13] necessarily maybe should be running while having COVID, right? Are people properly medically cleared to be able to compete? And so I would love for many other sporting leagues to just rethink that as well. Should we not give our athletes the ability to look at substances that help them perform better, but also really recover quicker and protect themselves better from injuries and benefit from the longevity effects. Think about a player like LeBron
[24:38] or Djokovic. You know, these guys have been like for decades at the top of the game, are approaching an age where 1 would typically think they're going to retirement. But should they if they don't have to, right? Should they be able to do for longer what they love? Should the fans be able to see them for longer, like they're heroes, right? And should they be able, with their commercial partners, to financially
[25:02] benefit from them being able to play longer as well. I think they absolutely should. And so what I would love to see is like now I'm thinking say 25 years out from now, other sporting leagues to change their approach to say, hey, actually, instead of punitive drug testing, what we should be doing and looking at is the health of athletes and whether they're safe to compete.
[25:21] And that I think is something very exciting. I would love to see other sporting leagues adopt that. Well, it seems like, you know, some kind of a spreading and a more mainstreaming of that would also help, I think, some of your other business line ideas moving on. Because I guess through these games and beyond, you are also rolling out a line of products for individuals to enhance themselves on sort of a
[25:41] consumer level. And so according to your projections, you view this as being potentially like a larger revenue driver in the next few years than the games itself. And so how do you sort of see that transition taking place and what are sort of how do those steps you know kind of occur over the next year? Yeah so just to answer your question very quickly it would absolutely help us on
[26:00] that front as well, because it would showcase on a much broader level to an even bigger audience the benefits that enhancements have. And so why are we building a consumer business? Because our mission as an organization is to give everyone in the world the opportunity to live enhanced. We don't want the beauty of enhancements just to be restricted to a few handful athletes, 50 in our case, right?
[26:20] You heard me say over and over they're relevant for everyone. So let's make it accessible to everyone. Enhancements also is nothing very new. It's been just reserved to a few people that have the necessary disposal income to afford great concierge doctors to get them on protocols and monitor them to make sure that from a medical perspective they're safe while doing it.
[26:40] This typically comes at an extremely high price point and if you look at on a monthly basis, if you look at like getting enhanced with a concierge doctor, the drugs are like the smallest portion of the overall spend that you do. What is really important is just the access to the information and the monitoring that the doctors provide. And so what we are able to do is really democratize that
[27:01] access to that enhancement information and build products that let everyone live enhanced. And if you then think what does it mean to be enhanced, it's something extremely subjective and means something different for every individual. For some people, it might be just taking multivitamins and doing core plunge and sauna. For others, it might be taking injectable hormone therapy. Where you sit on that spectrum is entirely up to you.
[27:24] But what we are building is a suite of products that cover as much of that spectrum as possible so that wherever you sit on it, you can buy products from us to let you live enhanced. And so yesterday actually we launched with our first 2 main categories, which are in the supplement space and the personalized enhancement protocol space. In the supplement space, these are OTC available products.
[27:45] There's 2 kinds of them. 1 is certain stacks that have certain objectives for you. So 1, for example, is the live longer stack that has like the best ingredient list when it comes to longevity. The other stack is a live stronger stack, which is all focused on strength and recovery. We are also launching in a couple of weeks from now a supplement that is 100% personalized to you as an individual.
[28:09] What many people experience when they start supplementation is that they over supplement and their body flushes out the remainder, leading in many cases to stopping of taking supplements after like a couple of weeks or months. Now if you and I get our blood work done and it shows that we both have an iron deficiency and we go to CVS, we can only buy a certain like iron supplement that has per pill
[28:30] a predefined milligram dosage of it. Now that might be for 1 of us a little too much for the other too little but very rarely is it exactly what you specifically need at scale. And so what we're doing is based on your blood work and your lifestyle we can actually create a supplement for you that gives you exactly the right of vitamins, minerals, etc. That you specifically need.
[28:52] And so that's really exciting having this super personalized approach to the individuals already in the supplement space. Now When you talk about prescription medicine and the personalized enhancement protocols, enhancements is obviously everything, right? What we're doing there is we're replicating what we've created for athletes. When athletes get enhanced, they get enhanced on 2 layers. 1 is who are they as an individual? Say 1 athlete loves milk and the
[29:18] other is lactose intolerant. So really what's your baseline? Who are you as an individual? But then secondly for the athletes, what specific event are you doing? Are you running the 100 meters or are you running the marathon? As you know, 2 very different events, very different skill sets required to win each, therefore also 2 very different protocols to help you become the best at what you
[29:39] do. Very similarly, we take that approach to the general people. Who are you as an individual? What's your baseline is the most important thing to start with. But then personalizing it, am I a 25 year old woman training for a marathon? Or am I a 65 year old guy looking for more energy to take my grandkids to the playground and play with them?
[29:59] Based on what your specific goals are, there are certain protocols to help you get to your goals and keep you there. And so that's really exactly what we're doing in a personalized enhancement protocols, where you start with your blood work, you get connected to a doctor, the doctor establishes what your baseline is, You discuss what your specific desires are, what your goals are, and based on that, the doctor has a fullness
[30:21] of substances that they can utilize to create a personalized protocol for you to get you to your goals and keep you there. What's interesting about that to me as well is that, you know, granted, you know, all of this is still relatively in the early stages for you in terms of the various launches you're going to do here. But I'm interested in how you think about the company in terms of because
[30:41] you have multiple business models going at the same time in terms of looking at other companies that have tried similar things. And how has that, you know, sort of informed what you're expecting in terms of your own projections, but also what are some of the benchmarks that you're trying to hit, you know, as a company moving forward? It's great. So we've seen, especially, you know, in a longevity and wellness space, a
[31:02] lot of companies popping up left, right and center. What's important for us is to really not capitalize on quick opportunities, but build a sustainable business going forward. What we're looking to do is also, before I'll come to the projects in a bit and what targets we've set for ourselves. What really for us in terms of thinking about building a sustainable business long term, we think about our mode.
[31:22] How do we differentiate ourselves and make sure that no 1 else can protect and do better what we do best. And so that's where actually I think the secret sauce of enhanced lives is not just that we're building a suite of products to let people live enhanced, but that suite of product constantly be upgraded and improved through the work that we do with elite athletes. All of the athletes right now in
[31:43] Abu Dhabi that are getting enhanced are getting enhanced under the highest clinical medical standard, but also under the highest monitors. And so what we're doing there is actually very similar in terms of utilizing the work we do with athletes to improve the output for the general people. It's very similar what Formula 1 does. When you think about Formula 1, you have some of the best engineers in the
[32:04] world that are working on cars that are at the forefront of scientific innovation, technology, and what we can do from an engineering perspective. Now everything that goes into a car, that car is never going to get mass produced. But what the engineers learn in developing that car, in some form of a derivative, is going to improve the road car production a few years down the line.
[32:24] Similarly, what helps an athlete like Christian Golomy break a world record is way too complicated for an average Joe like myself. But the work that we do with athletes constantly is going to improve our own product offering that we have to the market. And that I think is extremely exciting. The most exciting thing actually about what we do as an organization. And So if I look at the market, if I look
[32:47] at where people in the telehealth space and the supplement space spend their marketing dollars, a lot of it is going into sports, whether that's through association with huge athletes, whether that's buying ads in the Super Bowl, etc. People are trying to get in front of sports audiences. The great thing is we are sports at our core. And if you think about longevity and wellness long term, we often listen on social
[33:11] media, at least I do, to longevity gurus that are trying to extend their health span. Whether that is has efficacy is going to take another 20-30 years for us to observe and then judge. To see the efficacy of enhancement protocols took exactly 20.89 seconds to date 1 year ago when Christian broke the first world record and was healthier than he's ever been before. And so that is, I think, where we're showcasing
[33:37] the benefits of the product suite that we're building through the work that we do with athletes and have the work that we do with athletes constantly improve the product suite that we have is really what's going to differentiate ourselves. In terms of our projections in year 1, we still believe that both of the businesses, sports and the consumer business are roughly going to be the same size.
[33:59] But then if I look 2 years out from now, so I'm talking about 26, if I look at 28, we will already see that the consumer business is outgrowing in terms of revenue and top line, the sporting business. I think over time that will only deviate further. And that is also our goal, because what we want to do is in the long run impact millions of people's
[34:20] lives for the better. I have seen through myself being enhanced for 2 years now, I have seen through athletes that got enhanced, family members that got enhanced, colleagues of mine that are enhanced, the real life impact that enhancements can have on people. And what we want to do is share this knowledge with the world and give millions of people the opportunity to live enhanced and impact their lives to the better.

[34:40] I think also when you think about sports in general, when you think about, you know, the early stickers that we touched is a very male dominated space in the beginning. Long term, our ambitions are is to really optimize products for women as well. If you think about a lot of research that's been done in the past when it comes to longevity, wellness products, et cetera, most of it is still driven by
[35:00] research that is focused on men. We want to clearly differentiate that and focus on building products that are specifically exclusively made for women. Women are so much more conscious about their health, so much more mindful of what they do. For guys, it's, for me and guys, I know, it's not as important. And if you also look at the female body, it's so much more complex than
[35:21] the male 1. And so first hand experience that I've just seen very close in my life happening is that, you know, people have been talking about cold plunges for like a couple of years now and advertising everyone to do it based on the research that they did with men. Finally they did research with women on cold plunges and found out that for women actually cold plunging does not have the same benefits
[35:42] as it does for men. And actually women should not be cold plunging as much. And so finally someone did the research and the work that was focused on exclusively women and so that is really what is very important for us to distinguish that and really also build products that will help millions of women not just like in and around the time of the menopause which we're seeing already a lot of progress
[36:00] happening especially around HRT but even at earlier stages in their lives for other challenges many women face. And so this is really something that I am personally very excited about and very focused on when I think about building out of our product suite. We already have female only products today, but like we have a strong ambition to even improve this in the future. Although that's interesting in that you have a lot
[36:24] of plates spinning, but so why did you decide that now was sort of the moment? I mean, especially given that you've had so much financial backing to this point to be able to get as far as you have along all of this, but that now is the time to go public, get that access to the public market capital and ultimately do it through a SPAC. What was that thought process that got
[36:42] you there? Good question. I agree with you. It's very atypical for a company at our stage to go public, right? If you think as what stages of their lifetime do companies typically go public? These days, it's rather late stage. And we see actually a lot of big companies and consumer and tech space to stay private for longer is like really the trend that we've been observing.
[37:01] Now, if I think about everything that we just discussed, a common denominator for me is always transparency, being open about it and running towards transparency and governance in every regard. The system that we're challenging on the sporting side is oftentimes run by organizations that are not very transparent. We are running towards governance in every regard and so we also want to run in governance in terms of being a public company that
[37:22] are very transparent about what we do, where we spend our money, how we make our money and how much also finds itself down to the athletes which are really the backbone of the sporting thing that we built. But then also, not just that, what is important for us as well is we want to go public early because we think of enhanced more than just a company, more than just athletes.
[37:40] We think of it as a movement. We want to impact millions of people's lives for the better, but we also want to therefore not go public at a very late stage, but give people the opportunity to be part of our financial success as we grow as a business too. We don't want to make the high net worths and the ventures that are already on our cap table even richer.

[38:00] We want to open the doors and have the people that are part of this movement, not just part of the movements through the sports that they can watch or the products that they can buy, but really by owning a part of that movement as well. And so think about the UFC going public if they didn't do it like through TKO, but like if they did it in 1993, when they did UFC
[38:19] 1, or the WWE when they did WrestleMania 1 in 1985. This is where we're at right now. And I think this is a very exciting opportunity for our fans to become of that movement through owning a share of the company as well. Yeah, it really does strike me that, you know, the Day & Hanse Games is 1 of those sort of companies that tends to have, you know,
[38:38] certain features that really fit with SPACs, for 1, because we've seen SPAC transactions in the past a lot of times, you know, You know, closer to this stage as well, doing things, especially companies that have already driven a certain amount of, you know, buzz and enthusiasm, they've been able to get the attention of retail investors in, and that can really be something that keeps momentum flowing once they become a public company,
[38:58] but also for a company at your stage that wouldn't be able to very broadly share, you know, your vision of the company, you know, in the form of projections and in terms of what you think the vision is going to look like over the next few years, that is possible through a SPAC transaction. Like how much of those 2 things sort of like play in, in terms of,
[39:15] you know, how this sort of fits in terms of a path? Look, I think at the end of the day, public markets are very efficient. The public markets were judging our performance, and we are very, very mindful of that. And we are working day and night on delivering on that performance. I think if you look at the spec route versus the traditional IPO route, Yes,
[39:32] they have performed differently over the past. There are different pros and cons on going either route. What was important for us is, as we knew we want to be a public company, we wanted to get it done. And so what a spec process typically is, you know, it takes like 9 months from introduction to, you know, announcing the BCA, we did it in 3 months. And that I think is a testament
[39:51] to all of the great people that we have here every day working day and night on getting stuff done. I don't think about us being public as a company. At the point we're going to be public and trading under our own ticker, it doesn't matter how we got there. It matters that we are public. And then the financial markets will judge us on being a public company and not
[40:09] the way that we've gotten there. And so what was important for us to be efficient, get it done because we're spinning so many plates at the same time And that's the route that we chose. Great. And so, you know, as you get up every morning to push these things forward, we've touched upon so many different things that are that are moving along with this. But, you know, what's the aspect of it
[40:28] that you're most excited about? That we're going to improve the world. And I legit like this sounds like out of, you know, out of the standard line, but it really is that. And I tell you specifically why. When we started Bitcoin mining business Bitfield in 2020, we started it in hindsight, at a very, very fortunate time, Bitcoin was still trading under 10k, went up to 20k
[40:50] in 2020 still, and like up to 60k in 2021. We had months where we were mining Bitcoin at 95% gross margins. So and Bitcoin mining is about buying equipment, connecting it to the internet, connecting it to power, and then you start making money. That is great from a financial perspective. But in the long run, if I go off this planet at some point, it
[41:10] will have not helped anyone. Yes, we have built the infrastructure through proof of work, a very exciting 1, a very safe 1. But you can also replicate that with proof of stake and save millions in energy consumption every single year. I think actually the benefit that really Bitcoin mining brings, just as a side, it's like not so bad mining, it's interesting, right? But like, If you ask me personally,

[41:31] what's my purpose of this, the benefits of mining is actually regulating the grid, the energy grid. If there's too much power on the grid, you slightly rack up the consumption of the chips in the in the ASICs and the miners to take that additional power off the grid. If it's a super hot day, everyone's turning on their AC, there's too little power on the grid, you tune down the energy consumption of
[41:50] the miners and give back energy to the grid. That's where I think the long term value of Bitcoin mining is. But with the work that we do, every single day, we have changed athletes lives already, We have changed, you know, lives of a handful and a good handful of people already. But the potential that we have, if I think about the societal change, people drinking less, people smoking less, people taking care
[42:10] of their health at a younger point, integrating science into it, and building a suite of enhancement products that can literally have benefits on everyone, independent where you're from, what your religious beliefs are, what your gender is. Enhancements have benefits on everyone. And just like 1 anecdote, a lot of orchestra musicians are enhanced. Now what do they take? Obviously not anabolic steroids. They take beta blockers to help
[42:31] them with stage fright. Ping pong players get enhanced. They take Adderall and Defner to have them with concentration and focus. So like, no matter what you do, enhancements can help you. And just having been through this experience myself, the people that I love, that are closest to me, having seen them, you know, thrive and feel better than they ever have, looking at our athletes that are healthier than they've ever been, that
[42:52] are better checked than they've ever been. I know that this is something that is very interesting to millions of people and this is what gets me out every day because this is the opportunity to seize, to really have an impact on the world.